UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

DC

No Act
P.C. 2-12-07

07044049

February 12, 2007

Margaret M. Foran
Senior Vice President – Corporate Governance,
Associate General Counsel & Corporate Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/12/2007

Re: Pfizer Inc.
Incoming letter dated December 21, 2006

Dear Ms. Foran:

This is in response to your letter dated December 21, 2006 concerning the shareholder proposal submitted to Pfizer by Thomas Strobhar. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Thomas Strobhar
2121 Upper Bellbrook Road
Xenia, OH 45385

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017
Tel 212 733 4802 Fax 212 573 1853

Margaret M. Foran
Senior Vice President-Corporate Governance,
Associate General Counsel & Corporate Secretary

December 21, 2006

VIA HAND DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposal of Thomas Strobhar*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. ("Pfizer") intends to omit from its proxy statement and form of proxy for its 2007 Annual Shareholders Meeting (collectively, the "2007 Proxy Materials") a shareholder proposal and statements in support thereof (the "Proposal") received from Thomas Strobhar (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;
- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Pfizer files its definitive 2007 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Pfizer pursuant to Rule 14a-8(k).

THE PROPOSAL

The Proposal requests that Pfizer's Board of Directors implement a policy of listing all of Pfizer's charitable contributions on its website, but it particularly targets contributions to "Planned Parenthood, a group responsible for over two hundred fifty thousand abortions per year," and "charitable groups involved in abortion" and "same sex marriages." A copy of the Proposal and supporting statement, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2007 Proxy Materials pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to Pfizer's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Addresses Matters Related to Pfizer's Ordinary Business Operations.

Under well-established precedent, we believe that Pfizer may exclude the Proposal pursuant to Rule 14a-8(i)(7) because it deals with matters relating to Pfizer's ordinary business operations. Rule 14a-8(i)(7) permits a company to exclude a proposal that "deals with a matter relating to the company's ordinary business operations." The purpose of the exclusion is to reserve to management and the board of directors the day-to-day operation of the company's business, and to avoid involving shareholders in the details of the company's routine operations by way of the proxy process. *See* Exchange Act Release No. 12999 (November 22, 1976); Exchange Act Release No. 40018 (May 21, 1998).

Delaware General Corporation Law Section 122(9) grants every corporation the specific power to "[m]ake donations for the public welfare or for charitable, scientific or educational purposes . . . ." Delaware law, therefore, considers the giving of contributions to be within "ordinary business operations." Accordingly, decisions regarding the disclosure, timing, amount and recipients of charitable contributions are, as a matter of state law, ordinary business decisions of Pfizer.

The Proposal requests that Pfizer "implement a policy listing all charitable contributions on [its] website." Although the Proposal appears facially neutral, its preamble and supporting statement make clear that the proposed policy is intended to target a particular kind of charitable contribution, namely, contributions to Planned Parenthood and organizations that support abortions and same-sex marriage.

The Staff has consistently found that proposals requesting a company to refrain from making any contributions to specific types of organizations relate to a company's ordinary business operations and may be excluded from proxy materials pursuant to Rule 14a-8(i)(7) and its predecessor, Rule 14a-8(c)(7). *See, e.g., Wachovia Corp.* (avail. Jan. 25, 2005) (concurring that a proposal recommending that the board disallow contributions to Planned Parenthood and related organizations was excludable under Rule 14a-8(i)(7) because it related to "contributions to specific types of organizations"). In contrast, the Staff has determined that general proposals that do not single out any particular type of organization are not excludable under Rule 14a-8(i)(7). *See, e.g., Microsoft Corp.* (avail. Aug. 11, 2003) (denying exclusion of a proposal recommending that the company refrain from making any charitable contributions).

The Staff consistently has permitted the exclusion of facially neutral proposals addressing charitable contributions under Rule 14a-8(i)(7) as relating to ordinary business if the statements surrounding the proposed resolution indicate that the proposal, in fact, would serve as a shareholder referendum on donations to a particular charity or type of charity. *See Bank of America Corp.* (avail. Jan. 24, 2003) (permitting exclusion of proposal to cease making charitable contributions because majority of preamble and supporting statement referenced abortion and religious beliefs); *American Home Products Corp.* (avail. Mar. 4, 2002) (permitting exclusion of proposal to form committee to study contributions because surrounding statements indicated opposition to Planned Parenthood and abortion).

In *American Home Products Corp.*, a facially neutral proposal requested that the board "form a committee to study the impact charitable contributions have on the business of the company and its share value." Notwithstanding the facially neutral language of the proposed resolution, the Staff concurred that because five of the six "Whereas" clauses preceding the resolution referenced abortion and organizations that support or perform abortions, the measure was directed toward charitable contributions to a specific type of organization (abortion related organizations) and could, therefore, be excluded under Rule 14a-8(i)(7). The preamble to the *American Home Products* proposal included the following statements:

- "Whereas, some charitable groups are involved in controversial activities like abortion[;]"
- "Whereas, Planned Parenthood is the [*sic*] charitable organization and the single largest provider of abortions in the United States[;]" and
- "Whereas, our company or its affiliated foundation, has given money to Planned Parenthood and other charities."

The proposal in *American Home Products*, which is structured similarly to the Proposal, was an attempt to veil a proposal aimed at a specific type of charitable contribution with a facially neutral proposal. Finding this proposal to be related to "charitable contributions directed to specific types of organizations," the Staff concurred that it could be omitted from the company's proxy materials pursuant to Rule 14a-8(i)(7).

Similarly, in *Schering-Plough Corp.* (avail. Mar. 4, 2002), a facially neutral proposal requested that the company "form a committee to study the impact charitable contributions have on the business of the company and its share value." Schering-Plough argued that the proposal was "clearly designed to involve the [c]ompany in the issue of abortion," since each of the five statements in the proposal's preamble referenced abortion in some way, and the supporting statement centered around a discussion of Planned Parenthood. The Staff concurred that the proposal could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(7) because the proposal related to the company's "ordinary business operations (i.e., charitable contributions directed to specific types of organizations)."

Further, in *The Walt Disney Co. (Burnside)* (avail. Nov. 10, 1997), a facially neutral proposal requested that the company "refrain from making any charitable contributions." However, the proposal's supporting statement read, in part, as follows:

> Gifts to groups advocating domestic partner health benefits and same sex marriages can produce large amounts of bad will toward the company. The perception that the company is advocating homosexual causes through these contributions is not good business. Let us return to the time when Walt Disney Company was synonymous with family entertainment and the idea of a family did not include adults who preferred to have sex with members of their own sex.

Read in this context, the Staff recognized that the proposal was specifically "directed at contributions to groups advocating domestic partner health benefits," and accordingly, the Staff concurred that the proposal could be omitted from the company's proxy materials pursuant to Rule 14a-8(i)(7) as it related to the company's ordinary business operations.

As the *American Home Products*, *Schering-Plough*, and *Walt Disney* no-action letters evidence, the Staff historically has looked beyond a facially neutral shareholder proposal in order to determine whether the proposal is actually directed toward contributions to specific types of charitable organizations. In each of these no-action letters, facially neutral proposals were found to be directed toward specific kinds of charitable giving and therefore were excludable under Rule 14a-8(i)(7) (or its predecessor, Rule 14a-8(c)(7)) as relating to ordinary business.

Similarly, the Proposal, although facially neutral, is directed toward particular kinds of charitable contributions, namely those to Planned Parenthood and organizations that support abortion and same-sex marriage. In this regard, a majority of the Proposal's preamble and supporting statement refer in some way to abortion or same-sex marriage. In fact, many of the statements in the Proposal are identical to statements in proposals that were excluded. *See, e.g.*, *Bank of America Corp.* (avail. Jan. 24, 2003); *American Home Products Corp.* (avail.

Mar. 4, 2002). The following statements appear in the Proposal's preamble and supporting statement:

- "Whereas, our company has given money to charitable groups involved in abortion and other activities[;]"
- "Whereas, our company is the subject of a boycott by Life Decisions International[1] because of certain charitable contributions[;]"
- "Whereas, mutual funds like the Timothy Plan[2] and the Ave Maria Catholic Values Fund[3] will not invest in our company because of contributions to certain groups[;]"
- "Whereas, some potential recipients of charitable funds promote same sex marriages[;]" and
- "In fact, some [money] has gone to Planned Parenthood, a group responsible for over two hundred fifty thousand abortions per year."

---

[1] Life Decisions International is an organization that, according to its website, "brings together many of North America's leading experts for its primary mission of challenging the agenda of Planned Parenthood worldwide." The organization seeks to accomplish this, at least in part, by "refusing to do business with corporations that fund [Planned Parenthood's] deadly agenda."

[2] According to its website, the Timothy Plan is a mutual fund that considers itself to be "America's first pro-life, pro-family, biblically-based mutual fund group." The fund seeks to serve those who are "concerned with the moral issues (abortion, pornography, anti-family entertainment, non-married lifestyles, alcohol, tobacco and gambling) that are destroying children and families . . . ."

[3] The Ave Maria Catholic Values Fund is part of the Ave Maria Mutual Funds family, the website for which indicates that Ave Maria's funds are "designed specifically for morally responsible investors who are looking for financially sound investments in companies that do not violate the core teachings of the Catholic Church." In selecting its investments, the organization's Catholic Advisory Board "eliminate[s] those companies connected with abortion or pornography, or that offer their employees non-marital partner 'benefits.'" The website passages referenced above are attached hereto as Exhibit B.

The Proposal's references to these groups, as well as other statements in the preamble and supporting statement, make clear the Proposal's true intention—to force Pfizer to stop making donations to a particular charity or type of charity. Thus, it is evident that the Proposal is not directed at charitable contributions generally, but rather at contributions to particular organizations the Proponent disfavors. Just as the facially neutral proposals in the letters cited above, the Proposal is directed at particular kinds of charitable contributions and thus is excludable pursuant to Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff of the Commission concur that it will take no action if Pfizer excludes the Proposal from its 2007 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, Pfizer agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Pfizer only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /EA-I

Margaret M. Foran

MMF/amc
Enclosures

cc: Thomas Strobhar

100120257_5.DOC

EXHIBIT A

THOMAS STROBHAR
2121 Upper Bellbrook Road
Xenia, Ohio 45385

NOV 13

November 7, 2006

Margaret M. Foran
Corporate Secretary
Pfizer Inc.
235 East 42nd St.
New York, NY 10017

Dear Ms. Foran:

I am the owner of 100 shares of Pfizer common stock. I have continuously owned these shares for over one year and intend to own them through the time of the next annual meeting. At that meeting, I will present the following proposal:

Whereas, Thomas Jefferson said in *A Bill for Establishing Religious Freedom*, "To compel a man to furnish contributions of money for the propagation of opinions which he disbelieves is sinful and tyrannical."

Whereas, charitable contributions should serve to enhance shareholder value.

Whereas, our company has given money to charitable groups involved in abortion and other activities.

Whereas, our company respects diverse religious beliefs. It should try not to offend these beliefs wherever possible.

Whereas, our company is the subject of a boycott by Life Decisions International because of certain charitable contributions.

Whereas, mutual funds like the Timothy Plan and the Ave Maria Catholic Values Fund will not invest in our company because of contributions to certain groups.

Whereas, some potential recipients of charitable funds promote same sex marriages.

Resolved, The shareholders request the Board of Directors to implement a policy listing all charitable contributions on the company's website.

Supporting Statement: Full disclosure is integral to good corporate governance. Shareholder money is entrusted to the Board of Directors to be invested in a prudent manner for the benefit of the shareholders. People did not invest in this company so a

JJ

portion of their investment could be given to someone else's favorite charity. In fact, some has gone to Planned Parenthood, a group responsible for over two hundred fifty thousand abortions per year. How such contributions enhance shareholder value would be difficult to quantify. In contrast, the subsequent boycotts caused by these contributions could hardly be considered beneficial.

Sincerely,

Thomas Strobhar

Legal Division
Pfizer Inc
235 East 42nd Street 235/7/35
New York, NY 10017
Tel 212 733 5356 Fax 212 573 1853
Email suzanne.y.rolon@pfizer.com

Suzanne Y. Rolon
Manager, Communications
Corporate Governance

VIA FedEx

November 15, 2006

Mr. Thomas Strobhar
2121 Upper Bellbrook Road
Xenia, OH 45385

Re: Shareholder Proposal for 2007 Annual Meeting of Shareholders:

The shareholders request the Board of Directors to implement a policy listing all charitable contributions on the company's website.

Dear Mr. Strobhar,

This letter will acknowledge receipt of your letter dated November 7, 2006 to Ms. Margaret Foran, Senior Vice President, Corporate Governance, Associate General Counsel and Corporate Secretary of Pfizer Inc., giving notice that you intend to sponsor the above proposal at our 2007 Annual Meeting of Shareholders.

Sincerely,

Suzanne Y. Rolon

cc: Margaret M. Foran

Account Number: [redacted]
Account Name: STROBHAR
Statement Date: 10/01/2005 to 10/31/2005

G.A. Repple

EQUITIES 89.47%

Description	Symbol/Cusip Account Type	Quantity	Price on 10/31/05	Current Market Value	Prior Market Value	Estimated Annual Income
MEADWESTVACO CORP Estimated Yield 3.50% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 12/01/05	MWV CASH	4	$26.22	$104.88	$110.48	$3.68
MERRILL LYNCH & CO Estimated Yield 1.23% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 11/23/05	MER CASH	50	$64.74	$3,237.00	unavailable	$40.00
MICROSOFT CORP Estimated Yield 1.24% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 12/08/05	MSFT CASH	100	$25.70	$2,570.00	$2,573.00	$32.00
PACIFIC INTL SVCS CORP	PISC CASH	6,732	unavailable	unavailable	unavailable	
PACIFIC NORTHWEST DEV CORP	PNOD CASH	2,705	$4.30	$11,631.50	$8,385.50	
PENTON MEDIA INC Dividend Option Cash Capital Gain Option Cash	PTON CASH	3	$0.43	$1.29	$1.35	
PFIZER INC Estimated Yield 3.49% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 12/06/05	PFE CASH	100	$21.74	$2,174.00	$2,497.00	$76.00
PROSPECT STR HIGH INCOME PORTFOLIO INC NEW Estimated Yield 10.37% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 11/30/05	PHY CASH	55	$2.77	$152.35	$171.05	$15.81
ROCHE HLDG LTD ADR ISIN# US7711951043 SEDOL #B014J81 Estimated Yield 0.82%	RHHBY CASH	10	$74.588	$745.88	$697.30	$6.14

Account Number: [redacted]
Account Name: STROBHAR

Statement Date: 10/01/2006 to 10/31/2006

G.A. Repple

EQUITIES 87.17%

Description	Symbol/Cusip Account Type	Quantity	Price on 10/31/06	Current Market Value	Prior Market Value	Estimated Annual Income
JPMORGAN CHASE & CO Estimated Yield 2.86% Dividend Option Cash Capital Gain Option Cash	JPM CASH	25	$47.44	$1,186.00	$1,174.00	$34.00
MEADWESTVACO CORP Estimated Yield 3.34% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 12/01/06	MWV CASH	4	$27.52	$110.08	$106.04	$3.68
MERRILL LYNCH & CO Estimated Yield 1.14% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 11/22/06	MER CASH	50	$87.42	$4,371.00	$3,911.00	$50.00
MICROSOFT CORP Estimated Yield 1.39% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 12/14/06	MSFT CASH	100	$28.71	$2,871.00	$2,735.00	$40.00
PACIFIC INTL SVCS CORP	PISC CASH	6,732	unavailable	unavailable	unavailable	
PACIFIC NORTHWEST DEV CORP	PNOD CASH	2,705	$4.00	$10,820.00	$10,279.00	
PENTON MEDIA INC Dividend Option Cash Capital Gain Option Cash	PTON CASH	3	$0.56	$1.68	$1.68	
PFIZER INC Estimated Yield 3.60% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 12/05/06	PFE CASH	100	$26.65	$2,665.00	$2,836.00	$96.00
PROSPECT STR HIGH INCOME PORTFOLIO INC NEW Estimated Yield 8.28% Dividend Option Cash Capital Gain Option Cash Next Dividend Payable: 11/30/06	PHY CASH	55	$3.23	$177.65	$177.10	$14.71

EXHIBIT B

Contact

Life Decisions International

Challenging the Cultu

- About LDI
- Projects
- Publications
- Press Room
- Pro-Life Links
- Order Materials

Press Releases

- **10.30.2006** Planned Parenthood Uses Bigotry In Online "Game" To Promote Candidate
- **10.23.2006** "Pro-Life" Voters Set To Give Pro-Abortion Zealots Control Of Congress
- **10.16.2006** Rallying Support For Pregnancy Help Centers: LDI Calls For Personal Accounts
- more press releases

Welcome



Life Decisions International (LDI) brings together many of North America's leading experts for its primary mission of challenging the agenda of Planned Parenthood worldwide. LDI professionally represents the pro-life position by op-posing the radical agenda of Planned Parenthood.

Feel free to browse this site to learn more about the work of Life Decisions International and why we oppose Planned Parenthood's agenda. You will especially want to visit the About LDI section, which includes virtually everything you may want to know about LDI and how we operate. (We're admittedly biased, but we think you will be impressed.)

Life Deci
Internati
P.O. Box 7
Washingto
Tel: 540-6:
ldi@fighl

Announcing *Project Fight Back!*

Pro-Life Activists Asked to Come to the Defense of Pregnancy Help Centers

Life Decisions International (LDI) has long been a leader in defending pregnancy help centers against the unfounded attacks from Planned Parenthood and its ilk. LDI has pub-lished numerous articles pointing out the true nature of the accusations. "It is far past the time when we should be ed-ucating pro-life advocates about the persecution faced by those who work and volunteer for pregnancy help centers," said LDI President Douglas R. Scott, Jr., in a statement to the media. "Now is the time when we must fight back."

Yes, now it is time to fight back. "We do not simply want to defend pregnancy help centers," Scott said. "We want to put Planned Parenthood on the defensive. We want to open the eyes of the public to the horror that is Planned Parenthood. And we want to make the Planned Parenthood hierarchy re-gret the day they first began the campaign of disinformation against pregnancy help centers."

Click here to find out how you can participate in *Project Fight Back!*

Join The Boycott

Help fight Planned Parenthood by refusing to do business with corporations that fund their deadly agenda. Did you know that the following corporations are boycott targets?

Walt Disney, **Basics Office Products**, **CHUM**, **George Weston** (President's Choice products, Loblaws supermarkets, etc.), **Kees** (manufacturing), **Pfizer**, **Whole**

Foods Market, Cost Plus World Market, JPMorgan Chase (including Chase Bank, The Bank of New York, & Bank One), **Nike, Johnson & Johnson, Microsoft** (Hotmail, etc.), **Levi Strauss, Bank of America, Golub** (Price Chopper & Mini Chopper stores), **Lost Arrow** (Patagonia), **Nieman Marcus, Patagonia, Circuit City, Unilever, Wells Fargo, Time Warner** (HBO, Cinemax, AOL, etc.), and **Wachovia.** And this is just a *partial* list!

To date, at least ***137 corporations* have ceased funding Planned Parenthood!** You may order a *Boycott List* by clicking on Order Materials. *The Boycott List* includes the name, address, phone number, website address, products, subsidiaries, services, and chief executive officer for every boycott targets. (Click on Order Materials and please read the sections entitled Placing An Order and Your Privacy. If you wonder why we seek a donation for *The Boycott List*, please read Why Isn't *The Boycott List* Freely Available? and CFP Copyright Details.)

Be sure to check out our section on local/regional boy-cott targets. You will also want to visit our Messages from Unhappy Business Leaders page!

IMPORTANT WARNING: Several individuals are circulating lists of alleged corporate supporters of pro-abortion groups, most of which are grossly outdated or flatly inaccurate. The criteria used to label a corporation a supporter of abortion varies widely. Some list publishers employ no specific standards whatsoever. Please be sure the list you use is from an organization you trust--one with a reputation for standing behind what it pub-lishes without hesitation.

Organization Watch

Find out which organizations and institutions are on record supporting federal funding of embryonic stem cell experimen-tation. You will also find information about which organiza-tions support reauthorization of Title X, the U.S. Government's failed birth control program, which groups supported abortion-on-demand in the *Webster* case decided by the Supreme Court, and which groups opposed Senate confirmation of John G. Roberts, Jr., to be Chief Justice of the United States.

Celebrity Watch

Curious about which celebrities are supporting the Planned Parenthood agenda? Click on Celebrity Watch.

Become a LDI Partner online! There are several types of Partnership from which you may choose. All Partners receive an annual subscription to *The Boycott List*, *The Caleb Re-port*, and *Special Reports*. (Click on Order Materials.)

Latest News

The Caleb Report

The September-October 2006 edition of LDI's newsletter, *The Caleb Report*, has been mailed to LDI Partners. Subscribers may read about LDI's new project. Called "**Project Fight Back!**," the goal is to put Planned Parenthood and its allies on the defensive and publicly respond to the **unwarranted attacks against pregnancy help centers**. Subscribers may also read about the effort by **pro-abortion Democrats** to get the votes of Americans who are uneasy about (but not completely opposed to) abortion, and much more. (Past editions of *The Caleb Report* are available on this site.)

Special Reports

The Summer 2006 edition of *Special Reports* has been sent to LDI Partners. It is a **lighthearted** look at the **silly and wonderful things kids say**. Compiled from various sources, you will not be able to read this issue of *Special Reports* without a smile (or several smiles) coming to your face. (The Spring 2006 and past editions of *Special Reports* are available on this site.)

Pro-Abortion Ad Causes Stir

A provocative television advertisement released by the notori-ous **Planned Parenthood Golden Gate** (PPGG) has raised the ire of many people. It opens with an attractive woman who is using several tools, ostensibly at a construction site. "My father always told me to use the right tool for the right job," the woman says in a voiceover. Leaving the site, she enters the bedroom of a man who opens the covers of his bed to invite her in. The woman, whose t-shirt reads, "Sex Is Sexy," readily accepts the invitation. The woman opens a tool kit that is full of sexually-related items. She grabs condoms and returns to the bed. The woman then says to the man, "Ooh, nice tool!" The screen then changes to show the words, "Planned Parenthood Golden Gate is your toolbox." If you would like to view the ad, please send us an e-mail and we will send it to you.

Planned Parenthood Video Shows Murder Of Christians

It seems that **Planned Parenthood Golden Gate** (PPGG) is not willing to take the heat generated from its release of an animated video that depicts the **murder of Christian pro-life activists**. After Life Decisions International and other pro-life organizations publicly criticized PPGG, the abortion-commit-ting group deactivated its website link to the video, but if you would like to view it, please send us an e-mail and we will send it to you. You will also want to read *The Caleb Report* (July-August 2005 edition; pdf format) for an important and eye-opening analysis of the video and its content (including still frames from the video).

Despicably Quotable

"*We don't need to teach kids to masturbate.God taught them that.*"

– former U.S. Surgeon General Jocelyn Elders
("The O'Reilly Factor," FOX News)

Note: If any of the above links do not work, please use the links at the upper left corner of this page.

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DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 12, 2007

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Pfizer Inc.
Incoming letter dated December 21, 2006

The proposal requests that the board implement a policy listing all charitable contributions on the company's website.

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(7), as relating to Pfizer's ordinary business operations (i.e., contributions to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ted Yu
Special Counsel

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